RECEIVED novozymes®

2007 FEB -6 A 10:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Elliot Staffin
Office of International Corporate Finance
U.S. Securities and Exchange Commissions,
Station Place Headquarters,
100 F. St. N.E.,
Washington, D.C. 20549
USA

01/26/2007

07020844

SUPPL

Re.: SEC File Number, 82-5116

This information is furnished pursuant to Rule 12g3-2(b).

Kindly receive stock exchange announcement no. 1 of January 2007.

Yours sincerely
Novozymes A/S

Ella Begtrup
Investor Relations
+45 44 42 23 79

PROCESSED

FEB 0 8 2007

THOMSON FINANCIAL

dlw 2/6

Stock exchange announcement/ Novozymes

Group financial statement for 2006

January 25, 2007

2006 was a very satisfactory year for Novozymes. Growth of 11% in earnings, 8% in sales and free cash flow of DKK 1,058 million were fully in line with the outlook. Growth is expected to continue in 2007.

- Sales in 2006 rose by 8% to DKK 6,802 million from DKK 6,281 million in 2005. Measured in local currencies, growth was 9%
- Operating profit rose by 11% to DKK 1,340 million, compared with DKK 1,206 million last year
- The operating profit margin for 2006 was 19.7%, against 19.2% in 2005
- Net financial costs in 2006 were DKK 122 million, compared with DKK 56 million in 2005
- Net profit climbed 6% to DKK 911 million from DKK 861 million. Adjusted for a negative effect relating to employee share options, net profit was 8% higher than in 2005
- Earnings per share (diluted) were DKK 14.09, equivalent to an increase of 10% on last year
- Free cash flow before acquisitions rose by 7% to DKK 1,058 million from DKK 991 million. Free cash flow after acquisitions was DKK 581 million in 2006
- Return on invested capital (ROIC) rose to 20.2% from 19.3% in 2005

Outlook for 2007

Assuming exchange rates based on the spot rates on January 24, 2007, growth in sales is expected to be 7-9% in 2007, equivalent to growth of 8-10% in local currencies. Operating profit is expected to grow by 5-7%, negatively affected by exchange rate movements. Net profit for the year is expected to increase by 5-7%, and free cash flow before acquisitions is expected to be in the region of DKK 800-900 million. Share buy-backs of up to DKK 500 million are expected in 2007. A dividend of DKK 4.50 per share for 2006 will be proposed to the Annual General Meeting of Shareholders.

"We are very satisfied with the results for 2006," says Steen Riisgaard, President & CEO. "Sales developed as expected and, although the price trend for raw materials and energy worked against us, our productivity improvements enabled us to achieve higher earnings than originally expected.

Our earnings have reached the long-term financial targets, so during 2006 we increased the focus on accelerating growth in sales, both organic and through acquisitions. Our ambition is to achieve sales of DKK 10 billion in 2010. This is a very ambitious vision, requiring organic growth of 8-9% within the enzyme and microorganisms business, as well as further acquisitions. At the same time we are retaining the long-term financial targets."

The Board of Directors has approved two new incentive programmes for Executive Management and other employees respectively, both related to fulfilment of the ambition of DKK 10 billion sales in 2010.

novozymes

Unlocking the magic of nature



Income statement and balance sheet

Appendices 1 and 3

Sales

Sales rose to DKK 6,802 million in 2006, equivalent to growth of 8% compared with 2005. Exchange rate movements had a slightly negative effect on sales, which were at the same time positively affected by acquired activities. Measured in local currencies, sales rose by 9% in 2006, while organic growth was just above 7%.

Growth in underlying sales of just below 9%, of which just above 1 %-point from acquisitions



Sales in DKK million
6,281
6,802
■ 2005 ■ 2006



Distribution of sales
5%
30%
31%
■ Detergent enzymes
■ Technical enzymes
Food enzymes
□ Feed enzymes
■ Micro organisms

Seen in isolation, sales in the fourth quarter of 2006 rose by 13% in local currencies compared with the same period of 2005. Average exchange rates for the company's key currencies were significantly lower in the fourth quarter of 2006 than in the same period of 2005 and had a noticeably negative effect. Growth in the fourth quarter was 9% in DKK.

Technical enzymes a significant growth driver in 2006



Sales in DKK million
2,014
2,040
1,720
2,111
1,491
1,603
748
700
308
348
Detergent enzymes
Technical enzymes
Food enzymes
Feed enzymes
Microorganisms
■ 2005 ■ 2006

Novozymes A/S
Investor Relations
2007-01306-01
Krogshojvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendices 1 and 3

Sales of enzymes

8% growth in sales of enzymes in 2006

Sales of enzymes rose by 8% in 2006 to DKK 6,454 million, from DKK 5,973 million in 2005. Exchange rate movements had a negative effect on sales of just below 1 percentage point.
Underlying sales rose by 13% in the fourth quarter of 2006, compared with the same period of 2005. Growth in sales was negatively affected by exchange rate movements, particularly for the USD and JPY. Growth in the fourth quarter of 2006 was 9% in DKK.

Increased penetration resulted in growth within detergent enzymes

Sales of **detergent enzymes** rose by 1% in DKK and 2% in local currencies in 2006. This development was mainly due to increasing sales of enzymes in Asia and Latin America, and increased penetration of new products. Sales were also buoyed by the stabilisation of sales in the established markets during 2006.
Sales in the fourth quarter of 2006 were negatively affected by exchange rate movements and fell by 1% in DKK compared with the fourth quarter of 2005, while underlying sales in local currencies rose by 2%. The increase in underlying sales can be attributed to the same factors as mentioned above for the year as a whole.

Enzymes for fuel ethanol and starch made significant contributions to growth in 2006

Sales of **technical enzymes** rose by 23% in DKK in 2006 compared with the previous year. Measured in local currencies, growth was 24%. The main factor in this development was the growth in sales of enzymes for fuel ethanol. Sales of enzymes to the starch industry grew healthily, driven partly by an increasing demand for sweeteners in Asia. There was also a slightly positive development in sales of enzymes to the textile industry. Sales of biopharmaceutical ingredients and hyaluronic acid developed satisfactorily and were positively affected by acquired activities.
Sales rose by 30% in DKK and 37% in local currencies in the fourth quarter of 2006, compared with the same period of 2005. This trend can be attributed to growth in sales of enzymes to the fuel ethanol and starch industries. Sales of biopharmaceutical ingredients by Novozymes Delta, which was purchased in July 2006, also made a healthy contribution to growth in the fourth quarter.

Higher than expected growth in baking enzymes

Sales of **food enzymes** rose by just below 8% in both DKK and local currencies in 2006 compared with 2005. This development was primarily due to high growth rates in sales of enzymes to the baking industry. The new distribution set-up in North America and increasing penetration of baking enzymes in general had a positive impact on sales. Sales of enzymes for beverage alcohol and processed foods also grew healthily, mainly due to increased demand in Asia.
Sales rose by 6% in DKK in the fourth quarter of 2006 compared with the fourth quarter of 2005. Measured in local currencies, growth was 9%. The development was primarily driven by growth in sales of enzymes to the juice, wine and baking industries.

Novozymes A/S
Investor Relations
2007-01306-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Challenges within sales of feed enzymes

Sales of feed enzymes were 6% lower in both DKK and local currencies in 2006 than in 2005. This was largely due to lower prices, a change in the product mix and local competition in China. Productivity improvements for new phytase products also had a negative effect on sales growth, due to the nature of the alliance that Novozymes has with its partner in feed enzymes. The development in Novozymes' sales of feed enzymes does therefore not directly reflect the development in sales in the feed market by the alliance.

Sales in the fourth quarter of 2006 were 14% lower in DKK than in the fourth quarter of 2005, and 10% lower in local currencies. This trend was partly due to the factors mentioned above. Sales in the fourth quarter of 2005 also provided a challenging basis of comparison due to stockbuilding by Novozymes' alliance partner in that period.

Sales of microorganisms

Healthy growth in both established and new business areas

Sales of microorganisms rose by 13% in DKK and 14% in local currencies in 2006 compared with 2005. There was a generally positive development in sales in all areas, with sales for institutional and household cleaning making a particular contribution to growth. Although from a low level, sales of microorganisms for aquaculture also showed very healthy growth rates. In geographical terms, growth in the microorganisms business was highest in Europe and Asia.

Sales in the fourth quarter of 2006 rose by 8% compared with the same period of last year. Growth was highest within institutional and household cleaning.

Appendix 3

Sales by geographical region

North America and Asia driving growth


10% (10%)
3% (4%)
2% (1%)
17% (18%)
Europe/EMEA
North America
Latin America
Asia

Growth in DKK (growth in local currencies)

Sales in Europe rose by 3% in DKK and 4% in local currencies. Growth was highest in sales of enzymes to the fuel ethanol and baking industries and sales of microorganisms. The positive trend was reduced by lower sales of feed enzymes.

Growth in sales in North America remained high, with sales rising by 17% in DKK and slightly more in local currencies. Growth was due mainly to the increase in sales of enzymes for fuel ethanol, and a healthy increase in sales to the baking and starch industries.

Novozymes A/S
Investor Relations
2007-01306-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Growth in Asia was 10% in both DKK and local currencies. There was progress in virtually all industries but the biggest contribution came from sales of detergent enzymes and enzymes for the starch and beverage alcohol industries.

Sales in Latin America rose by 2% in DKK and 1% in local currencies. The trend was mainly due to a healthy increase in sales of enzymes to the detergent industry, but was reduced by lower sales of feed enzymes and enzymes for the brewing industry.

Long-term outlook

Organic growth of 8-9% for enzymes and microorganisms

The ambition of sales of DKK 10 billion in 2010 is to be achieved through a combination of organic growth and acquisitions.

Novozymes is maintaining its outlook for long-term organic growth of 8-9% for enzymes and microorganisms, although there is an underlying shift in outlooks for growth between some of the business areas. Novozymes is increasing the long-term outlook for technical enzymes, while reducing the outlook for feed enzymes. The outlooks for long-term growth for detergent and food enzymes and for microorganisms are unchanged.

Appendix 7

New products

Novozymes launched three new products in the fourth quarter of 2006, bringing the number of product launches to eight:

Three new products in the fourth quarter of 2006

- Lipopan®Xtra, a baking enzyme particularly suitable for bread improver formulations for dough with short rising processes
- BPX-II, a more effective enzyme for the production of fuel ethanol, based on converting starch to ethanol using the 'cold process'
- Grease Guard, a microorganism for cleaning drains

Approximately 30% of total sales in 2006 can be attributed to products launched in the last five years.

Appendix 4

Costs, Licence fees and Other operating income

Total costs excluding net financials and tax for 2006 were DKK 5,521 million, compared with DKK 5,109 million in 2005, an increase of 8%.

Continued productivity improvements

Cost of goods sold rose by 7% to DKK 3,147 million from DKK 2,936 million in 2005. Novozymes experienced rising prices for raw materials and energy in 2006. This cost increase has been balanced out by healthy productivity improvements. The gross margin for 2006 rose to 53.7% from 53.3% in 2005.

Other operating cost rose by 9% to DKK 2,374 million from DKK 2,173 million in 2005. This increase was mainly related to the increased level of activity, including operating costs relating to companies acquired in 2006. Added to this was the full-year effect of the

increased investment in long-term growth opportunities initiated in mid-2005.

Research and development costs 13% of sales

Sales, distribution and business development costs rose by 13%, representing 12% of sales in 2006. Research and development costs rose by 11% compared with 2005, again representing approximately 13% of sales. Administrative costs rose by approximately 3%, largely in line with inflation, representing just below 10% of sales for the year.

Other operating income rose to DKK 59 million from DKK 34 million in 2005. This increase was mainly due to a higher level of earnings from the research collaboration with Solvay Pharmaceuticals.

Depreciation and amortisation charges rose by just below 2% to DKK 469 million, compared with DKK 462 million in 2005.

Appendices 1 and 4

Operating profit

Operating profit rose by 11% to DKK 1,340 million from DKK 1,206 million in 2005. Exchange rate movements had a slightly negative effect on growth in operating profit, particularly in the fourth quarter of 2006. The operating profit margin, expressed as operating profit as a percentage of sales, was 19.7% against 19.2% in 2005.

Growth in EBIT was 11% - and higher than expected at the beginning of the year


Operating profit in DKK million
1,206
1,340
2005
2006


Profit margin, %
19.2
19.7
2005
2006

Appendices 1 and 4

Net financial items

Net financial costs were DKK 122 million in 2006, compared with DKK 56 million in 2005. This increase was mainly due to a higher net foreign exchange loss in 2006, related to hedging of the company's currency exposure, particularly to the USD and JPY. Net financial costs in 2006 also included an increased commitment of DKK 37 million in total, relating to employee share options, driven by a higher share price for the underlying shares. This was an increase of DKK 19 million compared with 2005. Net interest expenses for 2006 were largely on a par with 2005, but were positively affected by tax-related one-off items. The underlying increase in net interest expenses was due to rising interest rates and an increase in net interest-bearing debt.

Novozymes A/S
Investor Relations
2007-01306-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Net interest-bearing debt rose to DKK 1,455 million in 2006, compared with DKK 877 million at the end of 2005.

Appendices 1 and 4

Profit before tax and net profit for the period

Profit before tax was DKK 1,218 million in 2006 against DKK 1,150 million in 2005, an increase of 6%.

Underlying growth in net profit of 8%

Net profit rose by 6% to DKK 911 million from DKK 861 million in 2006. Adjusted for the effect of the change in commitments relating to employee share options in both 2005 and 2006, underlying growth in net profit was 8%.

Appendix 5

Cash flow, investments and acquisitions

Free cash flow approx. 16% of sales

Free cash flow before acquisitions was DKK 1,058 million in 2006, against DKK 991 million in 2005, an increase of 7%. This increase can primarily be attributed to tax-related one-off items in the second quarter of 2006, which had a positive effect on free cash flow.

Cash flow from operating activities in 2006 was negatively affected by an increase in working capital. This trend was due to an increase in inventories and receivables as a result of the increased level of activity, while payables were lower than in 2005.

Net investments as expected

Net investments before acquisitions rose as expected in 2006, to DKK 476 million from DKK 335 million in 2005. Part of the increase in net investments was due to the conversion of Novozymes' production facilities in Lund, Sweden.

Acquisitions of DKK 477 million

In December 2006 Novozymes completed the purchase of GroPep Ltd (now Novozymes GroPep Ltd), cf. Stock exchange announcement of December 12, 2006. This took the total amount spent on acquisitions in 2006 to DKK 477 million. As well as Novozymes GroPep, acquisitions included Novozymes Delta, a dedicated production plant for hyaluronic acid in China and a technology within pest control for the microorganisms business.

Appendix 1

Return on invested capital

ROIC 20.2%

Average invested capital as a percentage of sales fell from 74% in 2005 to 70% in 2006. Return on invested capital (ROIC) after tax rose in 2006 to 20.2% against 19.3% in 2005.

Appendix 6

Balance sheet and Statement of shareholders' equity

Equity ratio reduced to 43%

Shareholder's equity was DKK 3,393 million on December 31, 2006, against DKK 3,794 million on January 1, 2006. Shareholders' equity was increased by net profit for the period, but reduced by currency translation adjustments in respect of subsidiaries' net assets, dividend payments and purchase of treasury shares. Shareholders' equity at year-end 2006 represented 43% of the balance sheet total, against 52% at year-end 2005.

A dividend of DKK 256 million was paid for 2005. Purchase of treasury shares, reduced by

exercise of share options (DKK 111 million), decreased shareholders' equity by DKK 996 million in 2006. In connection with the ongoing share buy-back programme, the nominal share capital was written down by DKK 46 million to DKK 650 million in 2006, corresponding to a reduction of 6.6% of the total share capital.

The holding of treasury shares at year-end 2006 was approximately 3.2 million B shares, corresponding to approximately 4.9% of the share capital.

IAS 34

Accounting policies

The financial statement for the fourth quarter of 2006 is presented in accordance with International Accounting Standards (IAS 34) as approved by the EU. The financial statement follows the same accounting policies as the Novozymes Report 2005.

Outlook for 2007

Outlook for 2007

The spot rates on January 24, 2007 for the company's key currencies were lower relative to the DKK than the average rates in 2006. As a result the average rate for 2007 is estimated to be lower for the USD, JPY and CNY than the average exchange rates for 2006.

(DKK)	USD	JPY	CNY
Average exchange rate 2006	595	5.11	74.58
Spot rate January 24, 2007	573	4.72	73.75
Change in estimated average exchange rate for 2007* compared with average exchange rate in 2006	-4%	-8%	-1%

*estimated average exchange rate for 2007 = spot rate January 24, 2007

Growth will continue in 2007. Growth in sales is expected to be 7-9% in DKK and 8-10% in local currencies. Operating profit is expected to rise by 5-7%, negatively affected by exchange rate movements.

This outlook is based on exchange rates remaining at their current levels for the rest of 2007, particularly the USD, CNY and JPY. In greater detail, the outlook is as follows:

Sales — Growth in sales of 7-9% in DKK and 8-10% in local currencies

New products — Launch of 6-8 new products in 2007

Novozymes A/S
Investor Relations
2007-01306-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Operating profit	Growth in operating profit of 5-7%. Exchange rate movements for the USD and JPY in particular are expected to result in a negative foreign exchange effect in 2007. A 5% change in the exchange rate for the USD and JPY is expected to have an impact on operating profit of DKK 35-45 million and DKK 5-10 million respectively in 2007.
Operating profit margin	Operating profit margin of approximately 19%
Net financials	Net financial costs of approximately DKK 110 million
Net profit	Growth in net profit of 5-7%
Investments	Investments before acquisitions in the region of DKK 600-700 million
Free cash flow	Free cash flow before acquisitions of DKK 800-900 million
ROIC	Return on invested capital (ROIC) of 19-20%

Long-term financial targets

Aiming for sales of DKK 10 billion in 2010

8-9% organic growth and growth from new acquisitions

Novozymes' earnings have reached the target level, which is why there is an increasing focus on top-line growth. In this connection, in 2005 Novozymes launched a new strategic initiative to support long-term growth opportunities. Among other things, the initiative covers additional investments in market-expanding activities and an increased focus on acquisitions. This has now resulted in a very ambitious vision for sales of DKK 10 billion in 2010.

This ambition is to be achieved through organic growth of 8-9% from enzymes and microorganisms and through growth from new acquisitions. This is an ambitious vision which, as well as meeting Novozymes' existing expectations for long-term growth, is also dependent on growth from acquisitions and development of exchange rates, with the USD being particularly significant in this respect.

Long-term financial targets

Long-term financial targets retained

New business areas within enzymes and microorganisms as well as new acquisitions must be expected to have a diluting effect for a period on the operating profit margin and return on invested capital compared with current levels.

Novozymes is retaining the long-term financial targets, which are:

- Growth in operating profit of at least 10% p.a.
- Operating profit margin of approximately 17%
- Return on invested capital after tax of at least 15% p.a.

Novozymes A/S
Investor Relations
2007-01306-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Capital structure

In 2004 Novozymes initiated a capital adjustment programme comprising a share buy-back programme totalling DKK 4 billion and a dividend of minimum 30% of net profit. Since then Novozymes has bought back and cancelled treasury shares on an ongoing basis. The target of the capital adjustment programme was to reduce the equity ratio to approximately 45% of the balance sheet total.

Target for adjustment to capital structure achieved

Novozymes bought back shares for approximately DKK 1.1 billion in 2006, bringing total share buy-backs under the overall framework of DKK 4 billion to approximately DKK 3 billion at the end of 2006. This leaves the equity ratio at 43%.

Share buy-backs of up to DKK 500 million in 2007

Share buy-backs of up to DKK 500 million are expected in 2007, within the overall framework of DKK 4 billion. At the Annual General Meeting of Shareholders on March 8, 2007 the Board of Directors will recommend payment of a dividend for the financial year 2006 of DKK 4.50 per A/B share of DKK 10, an increase of approximately 13% compared with 2005, when the dividend was DKK 4.00 per share. The dividend pay-out ratio for 2006 is 30.5%, against 30% last year.

Events occurring after the close of the financial year

Incentive programme for Executive Management 2004-2006

Target for Executive Management's incentive programme achieved – full share bonus released

The accumulated growth in value added for the financial years 2004 to 2006 was DKK 1,694 million. As a result, the full share bonus of 185,955 B shares has been released to Executive Management as expected, cf. Stock exchange announcement no. 20, Group financial statement for the first nine months of 2006.

The total costs of the full share bonus programme was approximately DKK 38 million, which has been accrued on an ongoing basis over the financial years 2004-2006.

New incentive programme for Executive Management

New four-year share option programme for Executive Management

The Board of Directors has approved a four-year rolling incentive programme for Executive Management with effect from 2007. The incentive programme is based on share options and covers the period 2007-2010 inclusive, with options granted each year. The Board shall approve the allocations made each year.

General condition that the budget supports "10 in 10"

One general condition for the share options being granted each year is that there is a reasonable probability that the budget for the year ahead will lead to sales of DKK 10 billion in 2010. Accordingly, the share option programme is based on

Novozymes A/S
Investor Relations
2007-01306-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

fulfilment of specified financial and non-financial targets. The financial target is economic profit and is established annually. If the net economic profit achieved is less than 30% of the target, no share options are granted. If the net economic profit is between 30% and 100% of the target, share options will be granted on a linear basis up to 75% of the total share option programme. Fulfilment of the non-financial targets is assessed, among other things, on the basis of the established environmental and social targets. The percentage of options granted can be between 0 and 25% of the total share option programme.

Allocation of the share options is subject to employment as a member of Novozymes' Executive Management, and the right to exercise the share option programme is subject to continued employment as a member of Executive Management at the end of the binding period. The Board of Directors may choose to waive this requirement in the event of retirement or termination by mutual agreement.

The allocation of share options is equivalent to the total annual remuneration to Executive Management. Both the underlying number of shares in the programme and the exercise price are determined annually. The price is calculated on the basis of the average of the closing price on the Copenhagen Stock Exchange on the first five working days after publication of the annual financial statement. The share options have a vesting period of one year and a binding period of three years, followed by an exercise period of five years.

Based on Executive Management's current basic salaries, the value of the programme for 2007 using the Black-Scholes model will be a total of approximately DKK 26 million. The share option programme will be accrued and expensed over four years, equivalent to the programme's service period. The carrying amount for 2007 is approximately DKK 7 million.

Maximum clause if value exceeds DKK 200 million

The incentive programme contains a maximum clause which enables the Board of Directors to restrict the number and value of the total share options over the four years. A restriction can be effected if the accumulated intrinsic value of the total share option programmes granted exceeds DKK 200 million on the date of determination (January 2011).

New incentive programme for other employees

The Board of Directors has further approved a new share option programme for the company's other employees with effect from 2007. The programme covers approximately 4,100 employees worldwide, but excludes the company's Executive Management and managerial staff, who are covered by other incentive programmes.

Employee

The share option programme is intended as a four-year programme to cover the

Novozymes A/S
Investor Relations
2007-01306-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

programme based on fulfilment of the ambition of sales of DKK 10 billion in 2010

period 2007-2010 inclusive, with options being granted each year. The Board shall approve the allocations made each year. The share option programme is based on fulfilment of specified financial and non-financial targets and of Novozymes' ambition of achieving sales of DKK 10 billion in 2010.

Both the underlying number of shares in the programme and the exercise price will be established on the basis of the average of the closing price on the Copenhagen Stock Exchange on the first five working days after publication of the annual financial statement. The share options have a vesting period of one year and a binding period of three years, followed by an exercise period of five years.

Using the Black-Scholes model, the value of the programme for other employees for 2007 is approximately DKK 26 million. The share option programmes are recognised in the income statement over four years, corresponding to the service period. The carrying amount for 2007 is approximately DKK 7 million.

Existing incentive programme for managerial staff adjusted

At the same time the existing incentive programme for managerial staff, which was introduced at the start of 2006, cf. Stock exchange announcement no. 1 of January 24, 2006, Group financial statement for 2005, has been extended by two years so that this programme will now also run up to and including 2010 like the other incentive programmes.

Environmental and social reporting

Appendix 7

Water and energy – effective utilisation of resources

The consumption of water and energy relative to goods sold rose by 8% and 6% respectively in 2006 compared with 2005.

Increase in consumption of water and energy within target

The original targets for 2006 were maximum increases of 7% and 9% in the consumption of water and energy respectively, based on sales growth of 7% in local currencies. As the realised growth for 2006 calculated in local currencies was 9%, the targets were revised to 9% for water and 11% for energy to reflect the higher level of activity. The trend in consumption of water and energy in 2006 was therefore below the maximum increase targets.

Significant spills

There were no significant spills in 2006.

Occupational accidents

The frequency of reported occupational accidents resulting in absence fell to 3.7 per million working hours in 2006 from 4.6 in 2005.

Novozymes A/S
Investor Relations
2007-01306-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Employee turnover affected by rising demand for labour

Rate of employee turnover and absence

Measured at the end of 2006, the rate of employee turnover for the 12 months to date was 8.0%, compared with 6.6% in 2005. The rate of employee turnover is therefore 1 percentage point above the target for maximum employee turnover in 2006. Seen in the light of rising demand for labour on both the Danish and US markets, Novozymes is still considered to have a relatively low rate of employee turnover. The rate of absence was 2.3% in 2006, which is 0.2 percentage points lower than in 2005.

Novozymes has set a number of targets within the environmental and social area for 2007. A complete overview of these targets will be found in The Novozymes Report 2006, see http://report2006.novozymes.com.

Forward-looking statements

This Stock Exchange Announcement contains forward-looking statements, including the financial outlook for 2007. Forward-looking statements are, by their very nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Bagsværd, January 25, 2007

Board of Directors
Novozymes A/S



Contact persons

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Cirkeline Buron
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Investor relations:
Lene Aabo
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Ian S. Christensen
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Tobias Björklund (North America)
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Tel. (mobile): +1 919 649 2565

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,500 people in more than 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.



Statement of the Board of Directors and the Management

The Board of Directors and the Management have considered and approved the audited consolidated financial statements for Novozymes A/S for 2006.

The financial statements are presented in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and the regulations of the Copenhagen Stock Exchange for the presentation of consolidated financial statements by listed companies.

In our opinion, the accounting policies used are appropriate, the Group's internal controls relevant to preparation and presentation of an annual report are adequate, and the consolidated financial statements give a true and fair view of the Group's and the Parent Company's assets, liabilities and financial position at December 31, 2006 and of the results of the Group's and the Parent Company's operations and consolidated cash flows for the financial year 2006.

Bagsværd, January 25, 2007

Management:

Steen Riisgaard
President & CEO

Per Falholt

Benny D. Loft

Peder Holk Nielsen

Arne W. Schmidt

Board of Directors:

Henrik Gürtler
Chairman

Kurt Anker Nielsen
Vice-Chairman

Paul Petter Aas

Arne Juul Hansen

Jerker Hartwall

Søren Henrik Jepsen

Ulla Morin

Walther Thygesen

Hans Werdelin

Novozymes A/S
Investor Relations
2007-01306-01
Krogshojvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendices

Novozymes A/S
Investor Relations
2007-01306-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 1: Main items and key figures

(DKK million)	2006	2005	% change Y/Y	2006 4Q	2005 4Q	% change Q/Q
Sales	**6,802**	**6,281**	**8%**	**1,764**	**1,624**	**9%**
- Enzymes	6,454	5,973	8%	1,683	1,549	9%
- Microorganisms	348	308	13%	81	75	8%
Gross profit	**3,655**	**3,345**	**9%**	**911**	**843**	**8%**
Gross margin	53.7%	53.3%	-	51.7%	51.9%	-
Operating profit	**1,340**	**1,206**	**11%**	**334**	**297**	**12%**
Operating profit margin	19.7%	19.2%	-	18.9%	18.3%	-
Net financials	(122)	(56)	-	(12)	(32)	-
Profit before tax	**1,218**	**1,150**	**6%**	**322**	**265**	**22%**
Corporation tax	(307)	(289)	6%	(82)	(68)	21%
Net profit	**911**	**861**	**6%**	**240**	**197**	**22%**
Attributable to:						
Shareholders in the parent company	909	858	6%	244	195	25%
Equity minority interests	2	3	-	(4)	2	-
Foreign exchange gain/(loss), net	(50)	(7)	-	4	(3)	-
Interest income/(costs)	(26)	(23)	-	(10)	(10)	-
Other financial items	(46)	(26)	-	(6)	(19)	-
Total financial income/(costs)	**(122)**	**(56)**	-	**(12)**	**(32)**	-
Earnings per DKK 10 share	**14.46**	**13.10**	**10%**	**3.95**	**3.03**	**30%**
Average no. of A/B shares, outstanding (million)	62.9	65.5	-	61.9	64.3	-
Earnings per DKK 10 share (diluted)	**14.09**	**12.79**	**10%**	**3.84**	**2.96**	**30%**
Average no. of A/B shares, diluted (million)	64.5	67.1	-	63.6	65.9	-
Free cash flow before acquisitions	**1,058**	**991**	**7%**			
Return on invested capital after tax (ROIC), incl. goodwill	20.2%	19.3%	-			
Net interest-bearing debt	1,455	877	66%			
Equity ratio	42.6%	51.9%	-			
Return on equity	25.4%	22.2%	-			

Appendix 2: Historical main items and key figures 2002-2006

(DKK million)	Full year 2006	2005	2004	2003	2002
Sales	**6,802**	**6,281**	**5,988**	**5,775**	**5,632**
- Enzymes	6,454	5,973	5,690	5,514	5,427
- Microorganisms	348	308	298	261	205
Gross profit	**3,655**	**3,345**	**3,150**	**2,993**	**2,915**
Gross margin	53.7%	53.3%	52.6%	51.8%	51.8%
Operating profit (EBIT)	**1,340**	**1,206**	**1,089**	**998**	**964**
Operating profit margin	19.7%	19.2%	18.2%	17.3%	17.1%
Net financials	(122)	(56)	(33)	32	(51)
Profit before tax	**1,218**	**1,150**	**1,056**	**1,030**	**913**
Tax	(307)	(289)	(281)	(284)	(257)
Net profit	**911**	**861**	**775**	**746**	**656**
Minority interests	(2)	(3)	(11)	(9)	(3)
Net profit including minority interests	**911**	**858**	**764**	**737**	**653**
Foreign exchange gain/(loss), net	(50)	(7)	33	81	40
Interest income/ (costs)	(26)	(23)	(35)	(42)	(50)
Other financial items	(46)	(26)	(31)	(7)	(41)
Total financial income/ (costs)	**(122)**	**(56)**	**(33)**	**32**	**(51)**
Return on invested capital after tax (ROIC)	20.2%	19.3%	17.4%	15.5%	13.6%
Earnings per DKK 10 share	**14.46**	**13.10**	**11.19**	**10.45**	**9.03**
Average no. of A/B shares, outstanding (million)	62.9	65.5	68.3	70.5	72.3
Earnings per DKK 10 share (diluted)	**14.09**	**12.79**	**10.95**	**10.39**	**8.99**
Average no. of A/B shares, diluted (million)	64.5	67.1	69.8	70.9	72.6
Net interest-bearing debt	1,455	877	638	782	1,069
Equity ratio	42.6%	51.9%	55.8%	54.4%	50.5%
Return on equity	25.4%	22.2%	19.3%	18.2%	16.0%

Novozymes A/S
Investor Relations
2007-01306-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 3: Distribution of sales

3.1 By industry

(DKK million)	2006	2005	% change Y/Y	2006 4Q	2005 4Q	% change 4Q/4Q
Enzymes	**6,454**	**5,973**	**8**	**1,683**	**1,549**	**9**
- detergent enzymes	2,040	2,014	1	505	508	(1)
- technical enzymes	2,111	1,720	23	625	479	30
- food enzymes	1,603	1,491	8	374	354	6
- feed enzymes	700	748	(6)	179	208	(14)
Microorganisms	**348**	**308**	**13**	**81**	**75**	**8**
Sales	**6,802**	**6,281**	**8**	**1,764**	**1,624**	**9**

3.2 By geographical region

(DKK million)	2006	2005	% change Y/Y	% currency impact	% change in local currency
Europe, Middle East & Africa	2,855	2,759	3	(1)	4
North America	2,066	1,773	17	(1)	18
Asia Pacific	1,401	1,278	10	0	10
Latin America	480	471	2	1	1
Sales	**6,802**	**6,281**	**8**	**(1)**	**9**

3.3 Quarterly sales by industry

	2006				2005				% change
(DKK million)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4/Q4
Enzymes	**1,683**	**1,673**	**1,559**	**1,539**	**1,549**	**1,543**	**1,479**	**1,402**	**9**
- detergent enzymes	505	538	492	505	508	516	490	500	(1)
- technical enzymes	625	520	490	476	479	442	425	374	30
- food enzymes	374	438	404	387	354	385	396	356	6
- feed enzymes	179	177	173	171	208	200	168	172	(14)
Microorganisms	**81**	**83**	**90**	**94**	**75**	**77**	**82**	**74**	**8**
Sales	**1,764**	**1,756**	**1,649**	**1,633**	**1,624**	**1,620**	**1,561**	**1,476**	**9**

3.4 Quarterly sales by geographical region

	2006				2005				% change
(DKK million)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4/Q4
Europe, Middle East & Africa	733	750	689	683	656	723	714	666	12
North America	530	524	507	505	475	444	440	414	12
Asia Pacific	366	354	340	341	351	326	303	298	4
Latin America	135	128	113	104	142	127	104	98	(5)
Sales	**1,764**	**1,756**	**1,649**	**1,633**	**1,624**	**1,620**	**1,561**	**1,476**	**9**

Novozymes A/S
Investor Relations
2007-01306-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 4: Income statement

(DKK million)	2006	2005	% change Y/Y
Sales	6,802	6,281	8
Cost of goods sold	3,147	2,936	7
Gross profit	**3,655**	**3,345**	**9**
Sales and distribution costs	844	748	13
Research and development costs	880	793	11
Administrative costs	650	632	3
Licence fees and Other operating income, net	59	34	74
Operating profit	**1,340**	**1,206**	**11**
Financial income	134	76	76
Financial costs	256	132	94
Profit before tax	**1,218**	**1,150**	**6**
Corporation tax	307	289	6
Net profit	**911**	**861**	**6**
Attributable to:			
Shareholders in the parent company	909	858	
Minority interests	2	3	

Novozymes A/S
Investor Relations
2007-01306-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 5: Statement of cash flows and financial resources

(DKK million)	2006	2005
Net profit	**911**	**861**
Reversals of non-cash expenses	996	756
Corporation tax paid	(120)	(382)
Interest received	133	65
Interest paid	(147)	(95)
Cash flow before change in working capital	**1,773**	**1,205**
Change in working capital		
(Increase)/decrease in receivables	(80)	(53)
(Increase)/decrease in inventories	(48)	(23)
(Increase)/decrease in trade payables and other liabilities	(111)	197
Cash flow from operating activities	**1,534**	**1,326**
Investments		
Purchase of intangible fixed assets	(13)	(11)
Sale of property, plant and equipment	29	31
Purchase of property, plant and equipment	(492)	(355)
Cash flow from investing activities before acquisitions	**(476)**	**(335)**
Free cash flow before acquisitions	**1,058**	**991**
Acquisition of activities and companies	(477)	-
Free cash flow after acquisitions	**581**	**991**

Novozymes A/S
Investor Relations
2007-01306-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27



Appendix 6: Balance sheet

6.1: Balance sheet

Assets (DKK million)	**2006** End	**2005** End
Completed IT development projects	39	52
Acquired patents, licences and know-how	497	239
Goodwill	216	120
IT development projects in progress	17	20
Intangible fixed assets	**769**	**431**
Land and buildings	1,723	1,796
Production equipment and ma chinery	1,012	985
Other equipment	319	315
Plant, property and equipment under construction	499	381
Property, plant and equipment	**3,553**	**3,477**
Deferred tax assets	**45**	**42**
Non-current financial assets (non-interest-bearing)	**12**	**20**
Total fixed assets	**4,379**	**3,970**
Raw materials and consumables	201	178
Goods in progress	338	305
Finished goods	787	714
Inventories	**1,326**	**1,197**
Trade receivables	1,193	1,056
Tax receivable	248	318
Other receivables	145	163
Receivables	**1,586**	**1,537**
Financial assets (interest-bearing)	133	132
Financial assets (non interest-bearing)	44	19
Total financial assets	**177**	**151**
Cash at bank and in hand	**497**	**454**
Total current assets	**3,586**	**3,339**
Total assets	**7,965**	**7,309**

Novozymes A/S
Investor Relations
2007-01306-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Liabilities and shareholders' equity (DKK million)	2006 End	2005 End
Share capital	650	696
Treasury shares	(1,449)	(1,659)
Other reserves	86	122
Retained earnings	4,072	4,602
Minority interests	34	33
Total shareholders' equity	**3,393**	**3,794**
Deferred tax liabilities	756	574
Long-term employee benefits	15	17
Non-current provisions	134	63
Non-current financial liabilities (interest-bearing)	1,637	1,353
Non-current financial liabilities (non-interest-bearing)	71	43
Other non-current liabilities (interest-bearing)	21	23
Total non-current liabilities	**2,634**	**2,073**
Financial liabilities (interest-bearing)	427	87
Financial liabilities (non-interest-bearing)	34	81
Provisions	20	11
Trade payables	386	313
Tax payable	50	48
Other current liabilities	1,021	902
Total current liabilities	**1,938**	**1,442**
Total liabilities	**4,572**	**3,515**
Total liabilities and shareholders' equity	**7,965**	**7,309**



6.2 Statement of shareholders' equity

(DKK million)	2006 End	2005 End
Shareholders' equity excl. minority interests - January 1	**3,761**	**3,917**
Net profit	909	858
Dividend paid	(255)	(231)
Purchase of treasury shares, net	(996)	(927)
Currency translation of net assets, etc.	(60)	144
Shareholders' equity excl. minority interests	**3,359**	**3,761**
Minority interests - January 1	33	30
Net profit	2	3
Dividend paid	(1)	(1)
Currency translation of net assets, etc.	(1)	1
Change in minority interests	3	0
Minority interests - December 31	**34**	**33**
Total equity - December 31	**3,393**	**3,794**

Novozymes A/S
Investor Relations
2007-01306-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 7: New products launched in 2006

Q2 2006	Liquanase®, a detergent enzyme which is effective on protein-based stains, particularly dried-in blood, and gets clothes clean at lower temperatures
Q2 2006	Cerezyme®, an enzyme for brewing based on sorghum
Q2 2006	BPX-I, a more effective enzyme for starch-based fuel ethanol produced by the one-step process (also known as the 'cold process')
Q2 2006	Novo BioClean, a microorganism for institutional and household cleaning used to clean carpets
Q3 2006	NovoBate®, an enzyme for the leather industry, which enables a more gentle bating of the leather providing a higher quality
Q4 2006	Lipopan® Xtra, a baking enzyme, particulary suitable for bread improver formulations for dough with short rising processes
Q4 2006	BPX-II, a more effective enzyme for starch-based fuel ethanol produced by the one-step process (also known as the 'cold process')
Q4 2006	GreaseGuard, a microorganism for cleaning of drain lines

Appendix 8: Selected key figures, environmental and social area

	2006	2005	% change Y/Y
Water consumption (related to goods sold), 1,000 m^3	4,871	4,523	8
Energy consumption, 1,000 GJ	3,307	3,126	6
Significant spills	-	1	
Fatalities	-	-	
Frequency of occupational accidents per million working hours	3.7	4.6	
Employees at December 31	4,544	4,068	
Rate of employee turnover	8.0%	6.6%	
Rate of absence	2.3%	2.5%	

Novozymes A/S
Investor Relations
2007-01306-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27



Appendix 9: Stock exchange announcements 2006 (excluding insiders' trading)

January 24, 2006	Group financial statement for 2005
March 2, 2006	Shareholders meeting 2006 of Novozymes A/S
April 26, 2006	Group financial statement for Q1 2006
June 12, 2006	Novozymes acquires Delta Biotechnology Ltd
June 13, 2006	Reduction of share capital
July 6, 2006	Acquisition of Delta Biotechnology Ltd completed
August 8, 2006	Group financial statement for 1H 2006
August 14, 2006	Proposal to acquire GroPep Ltd
August 22, 2006	Purchase of treasury shares
October 25, 2006	Group financial statement for 3Q 2006
November 20, 2006	Executive Vice President and Chief Financial Officer Per Månsson passed away
November 27, 2006	Novozymes acquires GroPep Ltd
December 7, 2006	Benny D. Loft appointed Executive Vice President and Chief Financial Officer
December 12, 2006	Acquisition of GroPep Ltd concluded

Appendix 10: Financial calendar 2007

January 24, 2007	Group financial statement for 2006
January 24, 2007	Annual Report 2006 available at www.novozymes.com
March 8, 2007	Annual general meeting of shareholders at Ballerup Superarena
April 26, 2007	Group financial statement first quarter 2007
August 9, 2007	Group financial statement first half 2007
October 25, 2007	Group financial statement third quarter 2007
November, 2007	Capital Markets Day

Novozymes A/S
Investor Relations
2007-01306-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

END